SCHEDULE 14A
                                 (RULE 14A-101)

                   INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(A)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|_|  Preliminary Proxy Statement        |_|  Confidential, for Use of the
                                             Commission Only (as permitted by
                                             Rule 14a-6(e)(2))

|X|   Supplement to Definitive Proxy Statement
|_|   Definitive Additional Materials
|_|   Soliciting Material Pursuant to Rule 14a-12

                            POST PROPERTIES, INC.
               (Name Of Registrant As Specified In Its Charter)

                                JOHN A. WILLIAMS
                                  ROY E. BARNES
                             FRANCIS L. BRYANT, JR.
                                 PAUL J. DOLINOY
                                THOMAS J.A. LAVIN
                                GEORGE R. PUSKAR
                                EDWARD LOWENTHAL
                                 CRAIG G. VOUGHT
   (Name Of Person(s) Filing Proxy Statement, If Other Than The Registrant)


Payment of Filing Fee (Check the appropriate box):
|X| No fee required.
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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       filing fee is calculated and state how it was determined):
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|_| Fee paid previously with preliminary materials.
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    previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1) Amount Previously Paid:
   (2) Form, Schedule or Registration Statement No.:
   (3) Filing Party:
   (4) Date Filed:

                                  SUPPLEMENT TO
                                 PROXY STATEMENT
                                       OF
                                JOHN A. WILLIAMS

                              --------------------

                       2003 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                              POST PROPERTIES, INC.

                              --------------------

                                  INTRODUCTION

      The following information supplements and amends, and should be read in conjunction with, the Proxy Statement, dated April 25, 2003, of John A. Williams furnished to holders of shares of common stock, par value $.01 per share, of Post Properties, Inc. by John A. Williams, Chairman Emeritus and a director of Post Properties. Mr. Williams is soliciting proxies from Post Properties shareholders to be voted at the 2003 Annual Meeting of Post Properties shareholders and at any adjournments, postponements or reschedulings thereof. The Board has set March 25, 2003 as the record date for the Annual Meeting, and Post Properties has announced that its 2003 Annual Meeting is scheduled to be held on Thursday, May 22, 2003, at One Riverside, 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327-3057, beginning at 9:00 a.m. (local time).

      Mr. Williams is soliciting proxies to vote in favor of the election of George R. Puskar, Roy E. Barnes, Francis L. Bryant, Jr., Paul J. Dolinoy and Thomas J.A. Lavin, each of whom Mr. Williams will nominate for election. Mr. Williams and his representatives will not vote any proxies they are granted in favor of any Post Properties' nominees. As a result, if you grant Mr. Williams and his representatives proxy authority, your shares will not be voted with respect to one of the directors to be elected.

      Currently, the Board is composed of eleven directors. However, one existing director has submitted his resignation from the Board effective following the Annual Meeting. If all of Mr. Williams' nominees are elected, following the Annual Meeting, five of the ten directors will be Mr. Williams' nominees. Mr. Williams and his nominees would therefore together constitute a majority of the Board. In addition, Mr. Williams and his nominees have agreed that, if the nominees are elected, Edward Lowenthal will be appointed to the Board to fill an existing vacancy, the size of the Board will be increased to twelve directors and Craig G. Vought will be appointed to fill the vacancy created by such increase in the size of the Board.

      This Supplement to the Proxy Statement is first being sent or given to Post Properties shareholders on or about May 5, 2003.

             THIS SOLICITATION IS BEING MADE BY JOHN A. WILLIAMS AND
                    NOT ON BEHALF OF POST PROPERTIES' BOARD.
                    ---------------------------------------

   YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND RETURN THE GOLD PROXY CARD.
                                                               ---------------

               QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE
             ACCOMPANYING GOLD PROXY CARD SHOULD BE DIRECTED TO:
                          ---------------

                          --------------------------
                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                               New York, NY 10016
                                 (800) 322-2885
                          --------------------------

                               RECENT DEVELOPMENTS

      On May 5, 2003, Mr. Williams issued the following press release:

      ATLANTA, May 5, 2003 - Edward Lowenthal, a senior executive with more than 20 years of management and leadership in the real estate industry, has agreed to become President and Chief Executive Officer of Post Properties, Inc. (NYSE:PPS) if the slate of independent director nominees is elected at the company's Annual Meeting of Shareholders on May 22, 2003, it was announced today.

      Mr. Lowenthal co-founded Wellsford Residential Property Trust in 1986, and co-led the company's IPO in November 1992, making it one of the first multifamily REITs to become a public company in the 1990's. From 1992 to 1997, Wellsford Residential Property grew from 5,000 to 20,000 multifamily units, and increased its capitalization from $200 million to more than $1 billion. In May 1997, it was merged into Equity Residential Properties Trust, where Mr. Lowenthal continues to serve as a Trustee, until May 30, 2003. From 1997 to 2002, Mr. Lowenthal was director and President of Wellsford Real Properties, Inc., a public company with over $1 billion of assets under management, including multifamily and office properties. He is currently Managing Member of Ackerman Management LLC, a private investment management and advisory company.

      John A. Williams, founder, largest equity holder and director of Post Properties, and George Puskar, independent director nominee and proposed non-executive Chairman of the company, said, "Given our slate's commitment to enhance value for all Post shareholders, we are delighted that Ed Lowenthal, a highly respected and accomplished real estate executive with extensive experience in the multifamily business, has accepted our offer to become Post's President and Chief Executive Officer if our slate is elected. Ed is a person of absolute integrity and is committed to doing what is right for all shareholders. This proxy contest is about Post's leadership, its future, and doing what is in the best interest of all Post shareholders, customers and employee-associates."

      Mr. Lowenthal said, "Post Properties has built an outstanding brand name and has set the standard for quality in the apartment industry. Our platform is, in my view, the right one to achieve the highest levels of integrity and sound corporate governance, and, importantly, build greater shareholder value. We will immediately form a Special Committee of the Board with a mandate to explore all ways to enhance shareholder value, including a potential sale or merger of the company. I am confident that under a new Board of Directors, Post's value-creation efforts will be successful."

      "At the same time as the Special Committee undertakes its work, our mission will be to restore operational excellence at Post. We will actively recruit seasoned and able executives for the vacant Chief Financial Officer and Executive Vice President for Asset Management positions, and expect to retain those experienced and valued associates who are committed to Post's future success. There are several potential candidates I have in mind, and we will explore these possibilities in the coming weeks," continued Mr. Lowenthal.

      It is expected that, following the Annual Meeting, the new Board would appoint Mr. Lowenthal as a director, filling an existing Board vacancy. Mr. Williams will not serve as an executive of the company and will not serve on the Special Committee, but will remain a director.

      Mr. Puskar said, "We are excited that someone of Ed Lowenthal's caliber and track record has agreed to join us. Ed is well respected in the real estate industry, and his participation has resulted in another opportunity to help us create value for Post shareholders. The director nominees have endorsed Ed's recommendation that Craig G. Vought, Managing Director of Broadreach Capital Partners, LLC, a Trustee of Equity Office Properties Trust and former co-Chief Executive Officer of Spieker Properties, Inc., also be appointed a director of the company following our election.

      Both Ed and Craig have extensive public company experience and have successful track records of realizing value for shareholders."

      Mr. Williams concluded, "I ask all shareholders to exercise their right to vote--and join us in voting for change at Post and a stronger future. With only 17 days until the Annual Meeting, I urge all shareholders to sign the GOLD proxy card and mail it in today."

      You may obtain a free copy of Mr. Williams' proxy statement and other relevant documents by calling MacKenzie Partners, Inc. toll-free at (800) 322-2885 or (212) 929-5500 or by email at PROXY@MACKENZIEPARTNERS.COM. Mr. Williams' proxy statement, which has been mailed to Post Properties Shareholders and other filings and information related to his solicitation can be found at WWW.POSTSHAREHOLDERS.COM


BACKGROUND OF MESSRS. LOWENTHAL AND VOUGHT

       Name            Age            Principal Occupation and Background
====================  =======  =================================================
Edward Lowenthal        58     Mr. Lowenthal is currently Managing Member of
                               Ackerman Management LLC, a private investment
535 Madison Avenue             management and advisory company with particular
New York, New York             focus on real estate and other asset based
10022                          investments.

                               Mr. Lowenthal was a Founder and was President of Wellsford Real Properties, Inc. (WRP) from 1997 until 2002. WRP is an American Stock Exchange listed real estate merchant banking company with offices in New York, New York and Denver, Colorado. WRP has over $1 billion of assets under management including multifamily and office properties as well as real estate debt held directly and through joint ventures with institutional partners. He continues to serve as a Director of WRP. Mr. Lowenthal was a Founder, Trustee and President of Wellsford Residential Property Trust, a New York Stock Exchange listed multi-family real estate investment trust, until May 1997 when it was merged into Equity Residential Properties Trust.

                               Mr. Lowenthal serves as a Trustee of Equity
                               Residential (until May 30, 2003), a director of Omega Healthcare Investors, Inc., and as a director of Reis, Inc., a privately held real estate information and analytics provider. He has previously served as a Director of other public and private companies.

                               Mr. Lowenthal serves as a Trustee of The
                               Manhattan School of Music. He served as a member of the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT) from 1992-2000, Co-Chaired its 1993 annual meeting and served as Co-Chair of the Visiting Committee to Case Western Reserve University's College of Arts and Sciences.

                               Mr. Lowenthal earned a B.A. degree from Case
                               Western Reserve University in 1966 and a J.D. degree from Georgetown University Law Center in 1969 where he was an editor of the Georgetown University Law Journal.

Craig G. Vought         43     Craig Vought is currently Managing Director of
                               Broadreach Capital Partners, LLC, a real estate
2810 Sand Hill Road            private equity firm which he co-founded in 2002
Menlo Park,                    to pursue high return investment opportunities
California  94025              in the western United States.  The firm has
                               recently raised in excess of $230 million from a variety of endowments, foundations and high net worth individuals, which the firm anticipates investing over the next three or four years.

                               Formerly co-chief executive officer of Spieker Properties (SPK), Mr. Vought was responsible for overseeing the overall strategic direction of the company and its capital markets and investment activity. He initiated and negotiated the $7.2 billion merger of SPK into Equity Office Properties, believed to be the largest real estate transaction in U.S. history. He received the industry's Outstanding CEO award in 2000, in a poll that surveyed the largest institutional investors and Wall Street analysts. During the time he was co-CEO, average compounded annual shareholder returns were 49.7 percent.

                               Prior to 1999, Mr. Vought was executive vice president and chief financial officer of SPK and was responsible for raising over $4 billion of equity and debt capital in various public and private transactions. He directed the evolution of SPK's industry-leading capital structure through a series of innovative and complex transactions and earned a reputation for candor and insightfulness among investors. He won the industry's Outstanding CFO award in 1999, in a poll that surveyed the largest institutional investors and Wall Street analysts. Mr. Vought negotiated the $725 million purchase of the WCB portfolio, a nationwide portfolio of commercial property, from the Whitehall Street Real Estate Funds in 1997. He was a member of SPKs investment committee since its inception, during which time SPK acquired or developed $5 billion of commercial property and sold over $1 billion in assets.

                               Prior to SPK's initial public offering, Mr.
                               Vought was a partner in Spieker Partners, where he developed, leased and managed 1 million square feet of commercial property, including the company's largest industrial build-to-suit. Prior to beginning his real estate career with Trammell Crow Company in 1986, he held positions at Chase Manhattan Bank and E.F. Hutton & Co.

                               Mr. Vought received a Bachelor of Arts from Trinity College and a Masters in Business Administration from The Wharton School of Business. He is a member of the Board of Trustees of Equity Office Properties Trust.

      None of the corporations or organizations listed above is a parent, subsidiary or other affiliate of Post Properties.

ARRANGEMENTS WITH MESSRS. LOWENTHAL AND VOUGHT

      Mr. Lowenthal has entered into an Indemnification Agreement with Mr. Williams pursuant to which Mr. Williams has agreed to indemnify Mr. Lowenthal from and against any losses incurred by Mr. Lowenthal resulting from, relating to, or arising out of his involvement with Mr. Williams' solicitation of proxies at the 2003 Annual Meeting. If the independent nominees are elected, this indemnification obligation would be assumed by Post Properties. Mr. Williams has also agreed to pay Mr. Lowenthal $300,000 if the independent nominees are not elected, reimburse Mr. Lowenthal for attorneys' fees incurred in connection with negotiating these arrangements; and reimburse Mr. Lowenthal for expenses incurred at Mr. Williams' request prior to his appointment as President and Chief Executive Offer.

      If the independent slate of nominees is elected as directors at the 2003 Annual Meeting, they and Mr. Williams have agreed that Mr. Lowenthal would be appointed President and Chief Executive Officer and a director of Post Properties. Mr. Lowenthal would also be appointed to the Board's Strategic Planning Committee instead of Mr. Williams, which committee would consist of Messrs. Puskar and Lowenthal and one additional independent director. The independent slate of nominees have endorsed Mr. Lowenthal's recommendation that Mr. Vought also be appointed a director of the company following their election At that time, Mr. Lowenthal and Post Properties would enter into an employment agreement containing the following material terms.

      Post Properties would employ Mr. Lowenthal as, and Mr. Lowenthal would agree to serve as, President and Chief Executive Officer of Post Properties for an initial term of one year from the date of his employment. The term of Mr. Lowenthal's employment would automatically renew for successive one year periods unless either Mr. Lowenthal or Post Properties gives notice of non-renewal not later than 60 days prior to the then-scheduled expiration date. Mr. Lowenthal would be permitted to continue to fulfill his existing outside commitments and to serve as a director of other entities, provided such entities are not predominantly in the multifamily real estate business.

      In consideration of his services, Mr. Lowenthal would be paid an annual base salary of $750,000 and would be entitled to an annual incentive bonus of an additional $750,000, which bonus may be increased based on the achievement of operating performance criteria that would be determined by the Compensation Committee of the Board. Mr. Lowenthal would also be granted stock appreciation rights having a term of five years and covering an aggregate of 500,000 shares of Post Properties common stock, with a base price equal to $22.95, as well as 100,000 shares of restricted Post Properties common stock. The restricted stock and stock appreciation rights would vest on the first anniversary of the date of grant if Mr. Lowenthal remains employed by Post Properties. However, all restricted stock and stock appreciation rights would accelerate and vest upon a change of control of Post Properties, upon any termination by Mr. Lowenthal of his employment for good reason, or any termination by Post Properties of his employment without cause, and upon Mr. Lowenthal's death or disability.

       Upon any termination by Mr. Lowenthal of his employment for good reason, or any termination by Post Properties of his employment without cause, or upon his death or disability, Mr. Lowenthal (or his heirs) would be entitled to receive his salary, bonus and medical benefits through the end of the term, as then in effect.

       In addition, Post Properties would agree to provide Mr. Lowenthal with a furnished apartment and an automobile in Atlanta, and, if Mr. Lowenthal does not relocate to Atlanta, to reimburse Mr. Lowenthal for weekly commuting costs between his home in New Jersey and Atlanta. Mr. Lowenthal would be entitled to six weeks of paid vacation per year and to participate in compensation and benefit plans on the same basis as other senior executives of Post Properties. He would receive reimbursement for business expenses, and Post Properties would pay legal fees incurred in connection with the negotiation of his employment agreement and any disputes thereunder. Post Properties would also hold him harmless against any excise tax imposed on "excess parachute payments."

      Mr. Vought has entered into an Indemnification Agreement with Mr. Williams pursuant to which Mr. Williams has agreed to indemnify Mr. Vought from and against any losses incurred by Mr. Vought resulting from, relating to or arising out of his involvement with Mr. Williams' solicitation of proxies at the 2003 Annual Meeting.

                       INFORMATION CONCERNING PARTICIPANTS

      Under applicable SEC regulations, each of Mr. Williams, each of his nominees and Messrs. Lowenthal and Vought is deemed to be a "participant" for purposes of Mr. Williams's solicitation of proxies. Messrs. Lowenthal's and Vought's business addresses and present principal occupations are set forth above under "Background of Messrs. Lowenthal and Vought."

PARTICIPANT OWNERSHIP OF AND TRANSACTIONS IN POST PROPERTIES SECURITIES

      Messrs. Lowenthal and Vought beneficially own, directly or indirectly, the following shares of Post Properties common stock as of March 25, 2003:

                                          Number of          Percent
      Name of Beneficial Owner           Shares Owned        of Class

       -----------------------          --------------       --------
            Edward Lowenthal              3,500                 *
            Craig G. Vought              10,000                 *

            *Less than 0.1%


      Other than as disclosed in the Proxy Statement or this Supplement and the definitive proxy statement of Post Properties for the Annual Meeting under the heading "Common Stock Ownership by Management and Principal Shareholders", which information is incorporated herein by reference, neither Mr. Williams nor, to the knowledge of Mr. Williams, any of the participants: (1) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of Post Properties; (2) owns beneficially, directly or indirectly, or of record but not beneficially, any securities of any subsidiary of Post Properties; or (3) is, or was since January 1, 2002, a party to any contract, arrangement or understanding with any person with respect to any securities of Post Properties, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Mr. Williams' participants disclaim beneficial ownership of any securities of Post Properties owned by Mr. Williams, and this Proxy Statement shall not be deemed an admission that any participant is the beneficial owner of such securities for any purpose.

      The following table sets forth the name of each participant who purchased or sold Post Properties common stock within the previous two years, the date of the transaction and the amount purchased or sold:

   Name                Date       Number of      Date       Number of Shares
                                     Shares
   John A. Williams1   05/02/03   25,000 (G)2    01/15/03   70 (A)
                       05/02/03   35,000 (G)3    01/02/03   2279 (A)
                       04/25/03   25,000 (G)2    11/14/02   94,426 (S)4
                       04/25/03   35,000 (G)3    11/14/02   115,411 (C)
                       03/14/03   60,000 (C)     11/14/02   95,390 (C)
                       02/28/03   13,043 (G)     11/14/02   78,662 (C)
                       02/28/03   2,870 (G)      07/01/02   1,838 (A)
                       02/28/03   104,600 (S)    01/18/02   1,572 (A)
                       02/27/03   95,400 (S)     12/31/01   8,500 (G)
                       02/26/03   25,000 (S)     12/26/01   14,075 (G)
                       02/25/03   75,000 (S)     10/15/01   33 (A)


  1 Includes shares beneficially owned indirectly through Mr. Williams' spouse and related entities.
  2 Gift of shares beneficially owned through a partnership to a trust for the benefit of Mr. Williams' children and subsequently transferred to a limited liability company controlled by Mr. Williams.
  3 Gift of shares beneficially owned through a partnership to Mr. Williams' spouse and subsequently transferred to a limited liability company controlled by Mr. Williams.
  4 Shares held by a corporation in which Mr. Williams has an interest.

                       02/25/03   8,696 (G)      07/06/01   1,571 (A)
   George R. Puskar    1/27/03    1,000 (O)5     11/30/02   1,000 (O)
                       12/3/02    1,000 (O)
   Edward Lowenthal    2/21/03    2,000 (O)      7/19/02    1,000 (O)
                       7/19/02    500 (O)6
   Craig G. Vought     2/27/03    10,000 (O)

      A = shares acquired in transactions exempt from Section 16(b) of the
          Securities Exchange Act
      C = shares received from the exchange of partnership units and exempt from Section 16(b) of the Securities Exchange Act
      G = shares gifted
      O = Shares acquired in open market purchases
      S = shares sold


      As of March 25, 2003, Mr. Williams beneficially owned 2,887,815 shares of Post Properties common stock (including options and units exercisable for or convertible into common stock) of Post Properties, or 7.3% of the outstanding Post Properties common stock, including 915,065 shares of Post Properties common stock, or 2.5% of the shares eligible to vote at the Annual Meeting. Mr. Williams has pledged 828,159 shares of Post Properties common stock as collateral to secure a term loan, maturing 2006, made to Mr. Williams by Merrill Lynch. As of May 2, 2003, the total principal amount outstanding under such loan was approximately $8.3 million.

INFORMATION REGARDING PARTICIPANTS WHO ARE DIRECTORS OF POST PROPERTIES

      John A. Williams has been a director of Post Properties since he founded the company in 1971. From 1971 until June 2002, Mr. Williams served as the Chairman and Chief Executive Officer. From July 2002 until February 2003, Mr Williams served as Chairman, at which time he changed his title to Chairman Emeritus, his current title. The current standard term of office for directors is three years. Mr. Williams' term expires in 2005. According to Post Properties' proxy statement, during the year ended December 31, 2002, the Board held six meetings. Mr. Williams attended 100% of the meetings of the Board. Mr. Williams does not serve on any committees of the Board.

      According to Post Properties' proxy statement, non-management directors, including each of Mr. Williams' nominees, if elected at the 2003 Annual Meeting, and Mr. Vought, if appointed after the 2003 Annual Meeting, will receive, annual compensation of $20,000 plus a fee of $1,000 for attendance (in person or by telephone) at each meeting of the Board. Post Properties also pays each member of a Board committee an attendance fee of $500 per non-audit committee meeting and $1,000 per audit committee meeting. Post Properties pays an annual fee to the audit committee chairman of $7,500. The Board has authorized the payment, at the option of each non-employee director, of all director fees in Post Properties common stock. Directors are reimbursed for all out-of-pocket expenses incurred in attending all Board and committee meetings. Each non-employee director who is serving as such on December 31 of each year and who has served as such for more than one year automatically receives a grant of options to purchase 3,000 shares of Post Properties common stock at an exercise price equal to 100% of the fair market value of Post Properties common stock on the date of such grant. In addition, on the date of a director's initial appointment to the Board, each director automatically receives a grant of options to purchase a number of shares of Post Properties common stock determined by dividing $10,000 by the fair market value per share on the date of such grant at an exercise price equal to 100% of the fair market value of Post Properties common stock on such date. Mr. Lowenthal, if appointed to the Board after the 2003 Annual Meeting, would not be entitled to receive the foregoing compensation, as he would also be an employee of Post Properties in addition to being a director.

      Furthermore, each of Mr. Williams' nominees and Messrs. Lowenthal and Vought, if elected and appointed, would be indemnified for service as a director to the same extent indemnification is provided to other directors under the Post Properties bylaws and articles of incorporation, and Mr. Williams believes that upon election, Mr. Williams' nominees and Messrs. Lowenthal and Vought would be covered by Post Properties' director


--------------------------
    5 Shares held by Mr. Puskar's spouse and of which Mr. Puskar disclaims beneficial ownership.

    6 Shares held by Mr. Lowenthal's spouse and of which Mr. Lowenthal disclaims beneficial ownership.

and officer liability insurance, if any, and would be entitled to any other benefits made available to directors by Post Properties.

      Mr. Williams entered into a new employment agreement with Post Properties, effective July 1, 2002. This agreement will remain in place if Mr. Williams nominees are elected at the 2003 Annual Meeting. This new agreement provided that he would be the Chairman of the Board of the Directors of Post Properties and certain of its subsidiaries and that he would receive a minimum annual base salary of $150,000. This agreement ends on the date of Post Properties' regularly scheduled annual shareholders' meeting in 2013. On February 20, 2003, Mr. Williams became Chairman Emeritus of Post Properties. Mr. Williams' duties and responsibilities under the employment agreement are part-time and consultative in nature. The agreement provides for continued participation in Post Properties' employee benefit plans as well as for the continuation of various executive perquisites consistent with perquisites provided under Mr. Williams' former employment agreement. The perquisites include the use of Post Properties' rights to an aircraft, an automobile allowance and office space and secretarial services. If the agreement is terminated by Post Properties without cause or by Mr. Williams after a change in duties or title without his consent or a change of control of Post Properties, then Mr. Williams will continue to receive his current base salary and other benefits and perquisites until the end of the term of the agreement, any unvested stock options will become immediately exercisable and the restrictions on any restricted stock will lapse. In the event of a termination by Post Properties for cause, Mr. Williams will not be entitled to receive his current base salary or any of the perquisites and benefits provided exclusively by his employment agreement.

      In the event that Mr. Williams' nominees are elected to the Post Properties board of directors, Mr. Williams will waive the right to assert that such an event constitutes a change of control for purposes of his employment contract. In other respects his contract would remain in effect.

      Other than as described in this Proxy Statement, to the knowledge of Mr. Williams, no participant or any of his or her respective associates has entered into any agreement or understanding with any person respecting any (1) future employment by Post Properties or its affiliates or (2) future transactions to which Post Properties or any of its affiliates will or may be a party.

                                    IMPORTANT

1. Your proxy is important no matter how many shares of Post Properties common stock you own. Be sure to vote on the GOLD proxy card. Mr. Williams urges you NOT to sign any WHITE proxy card or other proxy card which is sent to you by Post Properties.

2. If you have already submitted a proxy card to Post Properties for the 2003 Annual Meeting, you may change your vote to a vote "FOR" the election of Mr. Williams' five nominees, and "FOR" the approval of the 2003 Incentive Stock Plan by completing, signing, dating and returning Mr. Williams' GOLD proxy card, which must be dated after any proxy card you may previously have submitted to Post Properties. Only your last dated proxy card for the Annual Meeting will count at the Annual Meeting. If you complete, sign, date and return Mr. Williams' GOLD proxy card, your shares will only be voted for the election of five directors and will not be voted with respect to the election of the sixth director.

3. If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the GOLD proxy card "FOR" the election of Mr. Williams' nominees, and "FOR" the approval of the 2003 Incentive Stock Plan.

4. If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one GOLD proxy card. We encourage you to vote each GOLD proxy card that you receive.

5. If you have any questions or need assistance in voting your shares, please contact our proxy solicitors, McKenzie Partners, Inc., at the number set forth below:


                            MACKENZIE PARTNERS, INC.
                               105 MADISON AVENUE
                               NEW YORK, NY 10016

                                 (800) 322-2885